EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Ruanyun Edai Technology Inc. Board Approves Rebranding to Formind Group as Part of Global Technology Commercialisation and Expansion Strategy

February 19, 2026, New York, NY — Ruanyun Edai Technology Inc. (Nasdaq: RYET, the “Company”) today announced that its Board of Directors has approved a rebranding initiative to rename the Company to Formind Group Inc. (the “Rebranding”). The Company intends to seek shareholder approval for the proposed name change at an upcoming general meeting (the “General Meeting”). Subject to shareholder approval and customary corporate, Nasdaq and administrative processes, the Company intends to change its Nasdaq trading symbol to “FMND,” which has been reserved.

The Rebranding reflects the Company’s next phase - positioning the business for a broader, more global future and a platform designed to support international expansion, technology commercialisation, and a series of strategic actions over time.

“Today marks a transformative inflection point for our Company,” said Maggie Fu, Chief Executive Officer. “Formind Group signals where we are headed: building a more globally oriented platform with the ambition, focus, and flexibility to execute on the opportunities in front of us. We view this rebranding as a starting point - one that better aligns our identity with the future we are building for shareholders.”

Near-Term Momentum
As the Company advances its next phase, it is also progressing near-term initiatives intended to support international expansion and technology commercialization. In the Middle East, the Company is finalizing its first contract with a Saudi Ministry of Education-affiliated education services provider for Chinese language proficiency testing services, with an expected contract value of approximately > $500,000, subject to final execution and customary administrative steps.

In the United States, the Company is evaluating a Chinese language learning course initiative under its Hanlink brand in connection with a proposed cooperation under review with a leading U.S. teacher training institution. In parallel, the Company is preparing to introduce an “AI teacher” capability within Hanlink, intended to support classroom instruction and improve scalability in markets experiencing teacher capacity constraints.

A Platform for the Next Phase

The Company expects the Formind Group brand to serve as the foundation for continued momentum and increased market visibility, including initiatives that are intended to:

●	pursue international expansion and deepen the Company’s market reach across multiple regions;

●	advance technology commercialisation through partnerships, customer programs and product development; and

●	seek to enhance capital markets visibility and strategic optionality as the Company executes its growth roadmap.

The Company will provide additional details regarding the General Meeting in due course, including timing, record date, and related materials.

Important Notes

The proposed name change and any resulting ticker symbol change are subject to shareholder approval at the General Meeting and completion of applicable corporate and administrative steps. The proposed name change is a branding initiative and does not, by itself, change the Company’s corporate structure, operations, financial reporting, or existing contractual arrangements. No assurance can be given regarding the timing or completion of the proposed name or ticker symbol change. Until such approvals and steps are completed, the Company will continue to trade under its current name and ticker symbol, RYET.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, statements regarding the proposed Rebranding; the Company’s intention to seek shareholder approval; the anticipated timing and completion of any name and ticker symbol change; and the Company’s strategy, expansion plans, product initiatives and expected benefits, including the Company’s near-term initiatives referenced in this release (including the potential finalization and execution of a contract with a Saudi education services provider, the expected contract value, the timing and commercial impact of any Chinese language learning course initiative under review in the United States, and the development and rollout of Hanlink product capabilities, including the “AI teacher” feature).

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among other things: the Company’s ability to obtain shareholder approval and complete the Rebranding on the expected timeline, or at all; the Company’s ability to satisfy applicable corporate, Nasdaq and administrative requirements; the risk that the Saudi contract is not executed, is delayed, is modified, or does not generate the anticipated volumes or economics; the risk that prospective counterparties, partners, or institutions do not proceed with proposed cooperations or initiatives, or that such initiatives do not progress on the timelines expected; the risk that new products or features are delayed, do not achieve market acceptance, or do not perform as intended; the Company’s ability to execute its international expansion and commercialisation strategy; and general market, economic, regulatory and business conditions. Additional information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company focused on developing and delivering AI-enabled digital education platforms, including intelligent learning tools, assessment platforms, and adaptive learning systems. For more information, please visit: ruanyun.net and investors.ruanyun.net.

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